UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 11, 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F   _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _                                                              No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In this report, “Group” refers to The Royal Bank of Scotland Group plc, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards (“IFRS”), “RBSG” refers to The Royal Bank of Scotland Group plc and “RBS” refers to The Royal Bank of Scotland plc.

CAPITALIZATION AND INDEBTEDNESS

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an audited consolidated basis in accordance with IFRS as at December 31, 2010.

As at December 31, 2010
£ million
Share capital — allotted, called up and fully paid
Ordinary shares of 25p	14,614
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-
15,125
Retained income and other reserves	60,007
Owners’ equity	75,132
Group indebtedness
Subordinated liabilities	27,053
Debt securities in issue	218,372
Total indebtedness	245,425
Total capitalization and indebtedness	320,557

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information in the table above does not reflect the following changes between December 31, 2010 and March 16, 2011 (inclusive):

•	On January 11, 2011, RBS issued US $500 million principal amount of 3.250% senior notes due 2014 and US $1.5 billion principal amount of 6.125% senior notes due 2021, each guaranteed by RBSG;

•	On January 13, 2011, RBS issued EUR 1 billion principal amount of covered bonds due 2018;

•	On March 10, 2011, RBS issued AUD 1.7 billion principal amount of senior notes under its EMTN program;

•	On March 15, 2011, RBS issued EUR 2 billion principal amount of covered bonds due 2016; and

•	On March 16, 2011, RBS issued US $1.5 billion principal amount of 4.375% senior notes due 2016 guaranteed by RBSG.

Except as disclosed above, the information contained in the table above has not changed materially between December 31, 2010 and March 16, 2011 (inclusive).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc
/s/ Rajan Kapoor
Date: April 11, 2011	Name: Rajan Kapoor Title: Group Chief Accountant